UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

80283M101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 94005

(214) 634-1110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i) The information set forth under Items 7.01 and 9.01 of the Current Report on Form 8-K filed by Santander Consumer USA Holdings Inc. (the “Company” or “SC”) on August 24, 2021 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

(ii) On August 24, 2021, Mahesh Aditya, the Company’s President and Chief Executive Officer, provided the electronic communication attached hereto as Exhibit 99.1 to the Company’s employees.

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Additional Information and Where to Find It

The tender offer (the “Offer”) referenced above has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of SC. The solicitation and the offer to purchase shares of SC’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Santander Holdings USA, Inc., a Virginia corporation (“SHUSA”), and Max Merger Sub, Inc., a Delaware corporation (“Merger Sub”) intend to file with the Securities and Exchange Commission (“SEC”). SHUSA and Merger Sub will also file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Offer. In addition, SC will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 respect to the Offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by SHUSA, Merger Sub and SC with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with, or furnished to, the SEC by SC at http://investors.santanderconsumerusa.com/.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE, THE TRANSACTION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Merger Agreement.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the merger following the completion of the Offer (the “Merger”); the possibility that competing offers may be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, as well as the tender offer materials and the transaction statement to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee Email, provided on August 24, 2021

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